SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at January 23, 2006

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: January 23, 2006

* Print the name and title of the signing officer under his signature
-------

Continental Minerals Corporation 1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684∙6365 Fax 604 684∙8092 Toll Free 1 800 667∙2114 www.continentalminerals.com

Great China Mining Inc. (formerly China NetTV Holdings Inc.) World Trade Centre Suite 536-999 Canada Place Vancouver, BC V6C 3E2 Tel 604 641∙1366 Fax 604 641∙1377 www.greatchinamining.com

DRILLING CONTINUES TO EXPAND XIETONGMEN DEPOSIT
Project Advances Toward Feasibility
Comprehensive drilling, engineering, socio-economic & environmental studies planned for 2006

January 23, 2006, Vancouver, BC - Gerald S. Panneton, President and CEO of Continental Minerals Corporation (TSX.V-KMK; OTC.BB-KMKCF), and Anthony Garson, President and CEO of Great China Mining Inc. formerly China NetTV Holdings Inc. (OTC.BB-GCHA), announce the results from the final 19 core holes drilled in 2005 at the Xietongmen copper-gold deposit. Continental is the operator of the Xietongmen Project, which is located 240 kilometres southwest of Lhasa in Tibet, People's Republic of China.

Long intervals with excellent grades of copper and gold continue to be intersected. New results, from drill holes numbered 5023, 5045 through 5056, and 5058 through 5063, are tabulated below:

XIETONGMEN PROJECT NEW ASSAY RESULTS

Drill Hole		From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Cu1%	Au1 g/t	CuEQ[2] %	AuEQ[2] g/t
5023		18.0	237.1	219.1	719	0.44	0.60	0.79	1.35
5023	Incl.	38.0	157.0	119.0	390	0.60	0.79	1.06	1.81
5023	and	76.0	140.0	64.0	210	0.70	0.89	1.23	2.10
5045		133.7	378.0	244.3	802	0.25	0.34	0.45	0.77
5045	Incl.	133.7	247.5	113.8	373	0.30	0.40	0.53	0.91
5046		131.0	332.0	201.0	659	0.47	0.77	0.91	1.57
5046	Incl.	199.0	259.0	60.0	197	0.57	1.21	1.28	2.19
5047		41.7	195.0	153.3	503	0.68	0.73	1.11	1.90
5047	Incl.	134.0	195.0	61.0	200	0.78	0.96	1.33	2.29
5048		134.0	296.0	162.0	532	0.53	0.82	1.00	1.72
5048	Incl.	178.0	208.0	30.0	98	0.72	1.04	1.33	2.28
5048	Incl.	236.0	290.0	54.0	177	0.57	0.94	1.12	1.92
5049		62.1	94.0	31.9	105	0.56	0.35	0.76	1.31
5050		16.3	114.0	97.7	321	0.83	0.53	1.14	1.96
5050	Incl.	57.0	112.0	55.0	180	1.10	0.76	1.54	2.65
5051		122.0	282.0	160.0	525	0.52	0.99	1.09	1.87
5051	Incl.	146.0	252.0	106.0	348	0.64	1.13	1.30	2.22
5051	and	170.0	238.0	68.0	223	0.75	1.27	1.49	2.56
5052		71.0	203.0	132.0	433	0.34	0.51	0.64	1.09
5053		44.0	241.0	197.0	646	0.49	0.73	0.91	1.56
5053	Incl.	104.1	134.0	29.9	98	0.60	1.15	1.27	2.18
5054		13.2	115.0	101.8	334	0.62	0.55	0.94	1.61
5054	Incl.	13.2	52.6	39.4	129	0.81	0.44	1.07	1.83
5054	Incl.	93.0	113.0	20.0	66	0.68	1.00	1.27	2.17
5055		79.4	206.0	126.6	415	0.28	0.38	0.50	0.86
5056		22.0	172.0	150.0	492	0.47	0.61	0.83	1.42
5056	Incl.	44.0	104.0	60.0	197	0.61	0.69	1.01	1.73
5058		24.4	33.0	8.6	28	0.88	0.58	1.22	2.09
5058		108.0	398.1	290.1	952	0.44	0.54	0.75	1.29
5058	Incl.	156.0	192.0	36.0	118	0.62	0.60	0.97	1.67
5058	Incl.	323.0	359.0	36.0	118	0.49	0.69	0.89	1.53
5059		22.0	181.0	159.0	522	0.54	0.57	0.87	1.49
5059	Incl.	74.0	113.0	39.0	128	0.57	0.77	1.02	1.74
5060		134.0	315.5	181.5	595	0.53	1.15	1.20	2.06
5060	Incl.	173.0	285.0	112.0	367	0.64	1.28	1.39	2.38
5060	and	255.7	285.0	29.3	96	0.57	0.98	1.14	1.96
5061		34.3	111.0	76.7	252	0.25	0.34	0.45	0.77
5061	Incl.	34.3	71.0	36.7	120	0.29	0.44	0.55	0.93
5061		129.0	156.0	27.0	89	0.35	0.60	0.69	1.19
5062		79.1	396.7	317.6	1042	0.44	0.65	0.82	1.40
5063		111.9	229.2	117.3	385	0.58	0.89	1.09	1.88
5063	Incl.	129.8	226.0	96.2	316	0.62	0.95	1.18	2.02
5063	and	173.3	226.0	52.7	173	0.69	1.12	1.35	2.31

1 Copper capped at 5%, gold capped at 10 g/t for all calculations.
2 Copper and gold equivalent calculations use metal prices of US$1.00/lb for copper and US$400/oz for gold.
Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend upon the completion of definitive metallurgical testing.
CuEQ = Cu % + (Au g/t x 12.86/22.046)
AuEQ = (Cu % x 22.046/12.86) + Au g/t

High-grade copper and gold mineralization was intersected over long intervals in all of the 62 holes drilled at the Xietongmen deposit during the 2005 program. The mineralized intercepts average about 210 metres in length, and show strong continuity to the mineralization within the deposit. The area tested by vertical drill holes now measures approximately 800 metres northwest-southeast by 350 metres northeast-southwest. This substantial copper-gold deposit discovery remains open to expansion.

A table of assay results for all drill holes completed at the Xietongmen deposit during 2005 is attached. A Property Location Map, a Drill Hole Plan and Cross Sections are posted on the websites: www.continentalminerals.com & www.greatchinamining.com.

In response to the positive results, a substantial program is planned for 2006. Plans, budgets and schedules are now being worked up for comprehensive programs and studies, including significant drilling, resource estimates, metallurgical testing and mine planning, and baseline environmental and socioeconomic studies,. The goal is to collect the engineering, environmental and socioeconomic data necessary to complete a feasibility study for the project in 2007.

In conjunction with these activities, the community engagement program will be expanded with the long term objective to ensure that the project provides direct, tangible benefits for local residents and communities. Hence, active dialogue with the local residents in the Tibetan villages and the various authorities in the region will be ongoing in order that the project proceeds in a manner that respects local socio-economic priorities and incorporates a high standard of environmental management.

The Xietongmen project is well located for development. Available infrastructure is excellent, including a paved highway and electric transmission lines that pass near the southern end of the property. The highway provides direct access to the city of Rikaze (population 100,000), approximately 53 kilometres to the east, where fuel, food, lodging and office facilities are available. Other supplies, heavy equipment, equipment operators and vehicles are readily obtainable in Lhasa, a drive of less than four hours from Rikaze. A new railway has recently been completed to Lhasa which connects to multiple copper smelters and other industrial centres located throughout China. Construction of a railway extension from Lhasa to Rikaze (and possibly right past the property) has just been announced.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the drilling program and quality assurance and quality control ("QAQC") programs on behalf of Continental Minerals Corporation. The program includes rigorous QAQC procedures. Acme Analytical Laboratories of Vancouver, BC, an ISO 9001:2000 accredited laboratory, performs the sample preparation and assaying for the project. Gold analysis is by 30 g Fire Assay fusion with an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. Copper assays are done by four acid digestion with an ICP-ES finish. Continental includes standards, blanks and duplicates in addition to the laboratory's internal quality control work.

Gerald S. Panneton
President and CEO
Continental Minerals Corporation

For further information:

Continental Minerals Corporation Tel: 604 684∙6365 Toll Free 1 800 667∙2114 www.continentalminerals.com	Great China Mining Inc. Tel: 604 641∙1366 www.greatchinamining.com

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on Continental Minerals Corporation, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

For more information on Great China Mining Inc., Investors should review the Company's annual Form with the United States Securities Commission at www.sec.gov.

XIETONGMEN ASSAY TABLE
January 23, 2006
Drill Hole		From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Cu1%	Au1 g/t	CuEQ[2] %	AuEQ[2] g/t
5001		15.8	277.6	261.8	859	0.41	0.60	0.76	1.30
5001	Incl.	44.6	70.0	25.5	84	0.74	0.81	1.22	2.09
5002		8.6	259.9	251.3	824	0.55	0.82	1.02	1.75
5002	Incl.	44.5	77.2	32.7	107	0.96	0.77	1.41	2.42
5003		2.5	226.1	223.6	734	0.37	1.05	0.99	1.70
5003	Incl.	99.1	123.2	24.1	79	0.92	2.45	2.35	4.02
5004		46.5	294.0	247.5	812	0.57	0.67	0.96	1.65
5004	Incl.	46.5	188.0	141.5	464	0.70	0.77	1.15	1.97
5005		20.4	200.0	179.6	589	0.36	0.53	0.67	1.15
5005	Incl.	20.4	122.5	102.1	335	0.43	0.63	0.80	1.37
5006		18.7	242.7	224.0	735	0.49	0.76	0.94	1.61
5006	Incl.	18.7	121.6	102.9	338	0.71	0.99	1.28	2.20
5007		41.2	97.0	55.8	183	0.88	0.29	1.05	1.80
5007		151.0	195.0	44.0	144	0.22	0.70	0.63	1.08
5008		17.0	306.0	289.0	948	0.63	1.07	1.25	2.14
5008	Incl.	40.2	70.0	29.8	98	1.05	0.89	1.57	2.69
5008	Incl.	155.0	181.3	26.3	86	0.98	1.67	1.95	3.35
5009		82.0	137.5	55.5	182	0.42	0.47	0.69	1.19
5010		36.7	122.0	85.3	280	0.63	0.50	0.91	1.57
5010	Incl.	41.0	88.2	47.2	155	0.81	0.55	1.13	1.93
5010	and	41.0	63.0	22.0	72	1.08	0.69	1.48	2.54
5011		45.3	301.9	256.6	842	0.66	0.89	1.18	2.03
5011	Incl.	45.3	184.0	138.7	455	0.80	0.94	1.35	2.31
5011	Incl.	254.0	300.0	46.0	151	0.70	1.04	1.30	2.23
5012		24.0	332.5	308.5	1012	0.87	1.26	1.61	2.76
5012	Incl.	24.0	106.0	82.0	269	1.36	0.83	1.84	3.16
5012	and	24.0	61.0	37.0	121	2.15	0.62	2.52	4.31
5012	Incl.	119.1	332.5	213.4	700	0.72	1.46	1.57	2.69
5013		42.0	349.4	307.4	1009	0.64	0.76	1.09	1.87
5013	Incl.	66.0	176.0	110.0	361	0.83	0.89	1.35	2.32
5014		76.0	304.0	228.0	748	0.51	0.84	1.00	1.71
5014	Incl.	76.0	112.0	36.0	118	0.74	0.91	1.27	2.17
5014	Incl.	171.0	211.0	40.0	131	0.59	0.94	1.14	1.95
5015		48.3	363.9	315.6	1035	0.61	1.11	1.26	2.16
5015	Incl.	182.0	232.0	50.0	164	0.79	1.49	1.65	2.84
5015	Incl.	253.3	344.0	90.7	298	0.62	1.53	1.51	2.59
5016		87.0	339.0	252.0	827	0.55	0.79	1.01	1.73
5017		28.6	284.1	255.5	838	0.69	0.99	1.27	2.18
5017	Incl.	28.6	79.0	50.4	165	1.07	0.97	1.63	2.80
5017	and	28.6	49.0	20.4	67	1.61	1.03	2.21	3.79
5017	Incl.	172.0	284.1	112.1	368	0.70	1.23	1.42	2.43
5018		12.0	208.0	196.0	643	0.59	0.81	1.06	1.82
5018	Incl.	22.0	167.0	145.0	476	0.63	0.84	1.12	1.91
5019		38.0	46.0	8.0	26	0.72	0.08	0.76	1.31
5019		66.0	365.0	299.0	981	0.56	0.80	1.02	1.75
5019	Incl.	92.1	201.0	108.9	357	0.71	0.94	1.26	2.16
5019	Incl.	315.9	362.6	46.7	153	0.61	1.08	1.24	2.13
5020		80.0	288.0	208.0	682	0.54	0.69	0.94	1.61
5020	Incl.	106.0	142.0	36.0	118	0.78	0.78	1.24	2.12
5020	Incl.	187.0	288.0	101.0	331	0.53	0.85	1.02	1.75
5021		53.0	374.0	321.0	1053	0.55	1.03	1.15	1.97
5021	Incl.	53.0	297.0	244.0	801	0.62	1.11	1.27	2.17
5021	and	119.0	297.0	178.0	584	0.68	1.36	1.47	2.52
5021	Incl.	306.1	315.0	8.9	29	0.73	1.34	1.51	2.58
5022		16.0	211.0	195.0	640	0.60	0.84	1.09	1.86
5022	Incl.	119.0	187.0	68.0	223	0.78	1.03	1.38	2.36
5023		18.0	237.1	219.1	719	0.44	0.60	0.79	1.35
5023	Incl.	38.0	157.0	119.0	390	0.60	0.79	1.06	1.81
5023	and	76.0	140.0	64.0	210	0.70	0.89	1.23	2.10
5024		113.0	370.6	257.6	845	0.60	0.94	1.15	1.96
5024	Incl.	154.3	306.0	151.7	498	0.80	1.25	1.53	2.62
5025		100.0	316.0	216.0	709	0.56	0.95	1.11	1.91
5025	Incl.	158.0	316.0	158.0	518	0.57	1.10	1.21	2.07
5026		47.0	324.0	277.0	909	0.44	0.66	0.83	1.42
5026	Incl.	168.0	288.0	120.0	394	0.56	0.90	1.08	1.85
5026	Incl.	248.0	288.0	40.0	131	0.66	1.39	1.48	2.53
5027		90.5	363.0	272.5	894	0.43	0.56	0.75	1.29
5027	Incl.	279.0	363.0	84.0	276	0.47	0.82	0.95	1.62
5028		152.0	347.0	195.0	640	0.55	0.96	1.11	1.91
5028	Incl.	210.1	274.0	63.9	210	0.70	1.17	1.38	2.37
5029		24.0	331.2	307.2	1008	0.62	0.99	1.19	2.04
5029	Incl.	84.0	331.2	247.2	811	0.68	1.17	1.36	2.33
5029	and	179.9	234.0	54.1	177	0.88	1.83	1.95	3.34
5030		34.3	288.0	253.7	832	0.56	0.80	1.03	1.76
5030	Incl.	134.0	188.0	54.0	177	0.73	1.07	1.35	2.32
5031		67.7	82.0	14.3	47	0.51	0.82	0.99	1.70
5031		140.2	284.0	143.8	472	0.50	0.64	0.87	1.49
5032		31.0	296.0	265.0	869	0.45	0.73	0.87	1.49
5032	Incl.	128.0	296.0	168.0	551	0.52	0.91	1.05	1.79
5032	and	128.0	190.0	62.0	203	0.66	1.04	1.27	2.17
5033		128.0	349.5	221.5	727	0.59	1.13	1.25	2.14
5033	Incl.	168.0	312.0	144.0	472	0.65	1.30	1.41	2.42
5034		20.8	224.0	203.2	667	0.69	0.77	1.14	1.96
5034	Incl.	20.8	41.0	20.2	66	1.08	0.65	1.46	2.50
5034	Incl.	152.0	218.0	66.0	217	0.74	1.29	1.49	2.55
5035		83.0	303.0	220.0	722	0.50	0.90	1.03	1.77
5035	Incl.	155.0	199.0	44.0	144	0.67	1.40	1.49	2.55
5035	Incl.	251.0	293.0	42.0	138	0.68	0.92	1.22	2.09
5036		20.1	208.3	188.2	617	0.56	0.99	1.14	1.95
5036	Incl.	103.0	197.5	94.5	310	0.65	1.28	1.40	2.40
5037		114.0	337.9	223.9	735	0.59	0.90	1.11	1.91
5037	Incl.	134.0	337.9	203.9	669	0.61	0.94	1.17	2.00
5037	Incl.	142.0	337.9	195.9	643	0.62	0.95	1.18	2.02
5038		140.0	389.0	249.0	817	0.41	0.55	0.73	1.25
5038	Incl.	140.0	369.0	229.0	751	0.42	0.56	0.75	1.28
5038	Incl.	305.0	369.0	64.0	210	0.54	0.64	0.91	1.56
5039		170.0	266.0	96.0	315	0.52	0.70	0.93	1.60
5039	Incl.	186.0	266.0	80.0	262	0.55	0.76	1.00	1.71
5040		31.0	106.0	75.0	246	0.53	0.72	0.95	1.63
5040	Incl.	62.0	106.0	44.0	144	0.50	0.88	1.01	1.72
5040		126.0	218.0	92.0	302	0.59	1.32	1.36	2.34
5041		130.0	324.0	194.0	636	0.54	0.84	1.03	1.77
5041	Incl.	170.0	232.0	62.0	203	0.61	0.98	1.18	2.03
5041	Incl.	257.0	302.0	45.0	148	0.63	1.06	1.24	2.13
5042		92.0	381.0	289.0	948	0.55	0.77	1.00	1.71
5042		224.0	303.8	79.8	262	0.67	1.11	1.32	2.26
5043	Hole Lost
5044		67.0	278.0	211.0	692	0.66	0.97	1.23	2.10
5044		171.0	264.3	93.3	306	0.99	1.21	1.69	2.91
5045		133.7	378.0	244.3	802	0.25	0.34	0.45	0.77
5045	Incl.	133.7	247.5	113.8	373	0.30	0.40	0.53	0.91
5046		131.0	332.0	201.0	659	0.47	0.77	0.91	1.57
5046	Incl.	199.0	259.0	60.0	197	0.57	1.21	1.28	2.19
5047		41.7	195.0	153.3	503	0.68	0.73	1.11	1.90
5047	Incl.	134.0	195.0	61.0	200	0.78	0.96	1.33	2.29
5048		134.0	296.0	162.0	532	0.53	0.82	1.00	1.72
5048	Incl.	178.0	208.0	30.0	98	0.72	1.04	1.33	2.28
5048	Incl.	236.0	290.0	54.0	177	0.57	0.94	1.12	1.92
5049		62.1	94.0	31.9	105	0.56	0.35	0.76	1.31
5050		16.3	114.0	97.7	321	0.83	0.53	1.14	1.96
5050	Incl.	57.0	112.0	55.0	180	1.10	0.76	1.54	2.65
5051		122.0	282.0	160.0	525	0.52	0.99	1.09	1.87
5051	Incl.	146.0	252.0	106.0	348	0.64	1.13	1.30	2.22
5051	and	170.0	238.0	68.0	223	0.75	1.27	1.49	2.56
5052		71.0	203.0	132.0	433	0.34	0.51	0.64	1.09
5053		44.0	241.0	197.0	646	0.49	0.73	0.91	1.56
5053	Incl.	104.1	134.0	29.9	98	0.60	1.15	1.27	2.18
5054		13.2	115.0	101.8	334	0.62	0.55	0.94	1.61
5054	Incl.	13.2	52.6	39.4	129	0.81	0.44	1.07	1.83
5054	Incl.	93.0	113.0	20.0	66	0.68	1.00	1.27	2.17
5055		79.4	206.0	126.6	415	0.28	0.38	0.50	0.86
5056		22.0	172.0	150.0	492	0.47	0.61	0.83	1.42
5056	Incl.	44.0	104.0	60.0	197	0.61	0.69	1.01	1.73
5058		24.4	33.0	8.6	28	0.88	0.58	1.22	2.09
5058		108.0	398.1	290.1	952	0.44	0.54	0.75	1.30
5058	Incl.	156.0	192.0	36.0	118	0.62	0.60	0.97	1.67
5058	Incl.	323.0	359.0	36.0	118	0.49	0.69	0.89	1.53
5059		22.0	181.0	159.0	522	0.54	0.57	0.87	1.49
5059	Incl.	74.0	113.0	39.0	128	0.57	0.77	1.02	1.74
5060		134.0	315.5	181.5	595	0.53	1.15	1.20	2.06
5060	Incl.	173.0	285.0	112.0	367	0.64	1.28	1.39	2.38
5060	and	255.7	285.0	29.3	96	0.57	0.98	1.14	1.96
5061		34.3	111.0	76.7	252	0.25	0.34	0.45	0.77
5061	Incl.	34.3	71.0	36.7	120	0.29	0.44	0.55	0.93
5061		129.0	156.0	27.0	89	0.35	0.60	0.69	1.19
5062		79.1	396.7	317.6	1042	0.44	0.65	0.82	1.40
5063		111.9	229.2	117.3	385	0.58	0.89	1.09	1.88
5063	Incl.	129.8	226.0	96.2	316	0.62	0.95	1.18	2.02
5063	and	173.3	226.0	52.7	173	0.69	1.12	1.35	2.31
1 Copper capped at 5%, gold capped at 10 g/tonne for all calculations completion of definitive metallurgical testing.
2 Copper and gold equivalent calculations use metal prices of US$1.00/lb for copper and US$400/oz for gold.
Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend upon the completion of definitive metallurgical testing.
CuEQ = Cu % + (Au g/t x 12.86/22.046)
AuEQ = (Cu % x 22.046/12.86) + Au g/t